May 11, 2009
Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Stop 3561
Washington, DC 20549

RE:	Vail Resorts, Inc. — Commission File No. 001-09614 Form 10-K: For the Fiscal Year Ended July 31, 2008 Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 27, 2009, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed October 23, 2008 (the “2008 Proxy”).  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in italic text and have provided our responses immediately following each numbered comment.

Form 10-K: For the fiscal year ended July 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

Comment 1: We believe that your MD&A disclosure would be clearer and more user-friendly if you discussed your results of operations for individually comparable periods on a separate basis.  For example, please consider discussing your Mountain segment’s operating results for the comparative periods ended July 31, 2008 and July 31, 2007 separate from your discussion of the operating results for the comparative periods ended July 31, 2007 and July 31, 2006 (e.g., in separate subsections). Similarly, please consider revising the MD&A disclosure in your reports on Form 10-Q to discuss your company’s operating results for the comparable quarterly periods separate from your discussion of the operating results for the comparable year-to-date interim periods.

Response 1:   In our recent filings, MD&A discussions were combined for our results of operations for the respective periods in order to eliminate redundancies as similar factors and key operating metrics were present in driving overall financial results for all periods presented.  However, in future filings we will provide separate subsections for the respective periods beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009.  For our Form 10-Q for the period ended April 30, 2009, we will categorize our MD&A discussion into the following subsections for each segment “Three months ended April 30, 2009 compared to the Three months ended April 30, 2008” and “Nine Months Ended April 30, 2009 compared to the Nine Months Ended April 30, 2008.”  For our Form 10-K for the year ending July 31, 2009, we will categorize our MD&A discussion into the following subsections for each segment “Year Ended July 31, 2009 compared to the Year Ended July 31, 2008” and “Year Ended July 31, 2008 compared to the Year Ended July 31, 2007.”

Comment 2: Refer to your MD&A disclosure regarding the operating expense recognized by each of your segments.  We note that you analyze the changes in the aggregate operating expense incurred by each segment, but you do not provide a detailed analysis of the individually material cost components that comprise each segment’s total operating expense.  In this regard, it appears that each of your segments incur various types of costs that (i) can fluctuate independent of the other costs recognized by that segment and (ii) are driven by different underlying factors and/or trends.  For example, your mountain segment incurs U.S. Forest Service fees, ski school labor costs, dining labor costs, dining costs of sales, retail/rental cost of sales, costs related to snowmaking (e.g. water costs), credit card fees, other resort fees, and allocated corporate overhead costs, and the period-to-period changes in several of these identified costs are driven by different underlying factors.  Given the aforementioned observations, please revise your MD&A disclosure to quantify and analyze the material cost components that comprise the aggregate operating expense recognized by each of your segments.  In connection with your expanded disclosure, please (a) consider utilizing tables to identify, quantify and present the material cost components which have been included in each segment’s total operating expense (i.e., the absolute amount of cost incurred and changes in the amounts incurred) and (b) discuss the fluctuations in the amount of expense recognized for each material cost component listed in your tables.  Please provide us with a sample of your proposed disclosure.

Response 2:   Our Mountain segment MD&A disclosure has historically quantified, in terms of percentages, the increases in operating costs, excluding retail/rental (which has high variable costs driven by revenue) and the impact of disposed operations, and discussed these changes by cost component which generally have experienced similar changes; however, we will expand our MD&A disclosure in future filings to quantify the changes in the underlying cost components (generally these include labor and labor related benefits, resort fees driven by revenue (including Forest Service fees, other resort fees and credit card fees), retail/rental expenses, SG&A expenses, and other operating expenses) that comprise the aggregate operating expense for our Mountain segment. For each of these cost components we will disclose in future filings the dollar and percentage change from the previous period reported beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009.  Following is our proposed disclosure using the three months ended January 31, 2009 (which changes are noted in bold) as an example:

“Segment operating expenses decreased $7.0 million, or 4.3%, for the three months ended January 31, 2009 compared to the same period in the prior year.  Excluding retail/rental expense (which has a high variable cost component and therefore decreased in relation to the retail/rental revenue, with retail/rental revenue down 11.3% and retail/rental expense down 8.0%), operating expense decreased $3.2 million or 2.8% for the three months ended January 31, 2009 compared to the three months ended January 31, 2008, which was primarily attributable to lower variable costs related to lower revenue, including Forest Service fees, other resort related fees and credit card fees (decreased $0.8 million or 5.6%); lower labor and labor related benefit costs including lower ski school labor expense due to lower ski school revenue (decreased $1.5 million or 3.5%) and other operating expenses including SG&A (decreased $0.9 million or 1.6%). The decreases in operating expenses were not enough to offset the declines in segment revenues resulting in lower flow through of revenue to Mountain Reported EBITDA of approximately 2 percentage points for the three months ended January 31, 2009 compared to the same period in the prior year.”

Operating expenses associated with our Lodging segment are generally more variable and therefore move more in correlation with revenue, except for infrequent expenses and/or unusual items which we disclose (i.e. the start-up and pre-opening costs of The Arrabelle hotel).  As such, we believe with regards to operating expense, we have disclosed and discussed the most important information to the reader.  Our disclosures have included, among others, operating expenses associated with new or disposed lodging properties (i.e. the addition of The Arrabelle hotel) or services (i.e. the addition of Colorado Mountain Express) and other changes in cost components (i.e. additional National Park service fees incurred by GTLC resulting from a new concession contract).  Additionally, the Lodging segment is a relatively small contributor to our Resort EBITDA (combination of Mountain and Lodging segments), with Lodging EBITDA representing approximately 4% of Resort EBITDA for the year ended July 31, 2008.  As such, we believe that we have adequately disclosed and analyzed the cost components of our Lodging segment.

We have disclosed and quantified the cost components related to our Real Estate segment, which primarily includes cost of sales commensurate with revenue recognized on closed units and general and administrative costs.  We believe that a further detailed breakdown and disclosure of these cost components does not further promote an understanding of the results of operations of our Real Estate segment.  As such, we believe that we have adequately disclosed and analyzed the cost components of our Real Estate segment.

Summary

Comment 3:  Per your disclosure in footnote 14 to the financial statements, you measure segment profitability based upon the non-GAAP measure “reported EBITDA.”  We acknowledge that it is acceptable for your MD&A disclosure to discuss your segments’ results of operations based upon your measure of segment profit or loss.  However, we note that you also disclose “Total Reported EBITDA” in your MD&A summary of your company’s results of operations.  In this regard, we do not believe that it is appropriate to present “Total Reported EBITDA” in any context other than the reconciliation required to be disclosed in accordance with paragraph 32 of SFAS No. 131.  As such, please discontinue the presentation of “Total Reported EBITDA” in any context other than SFAS No. 131 required reconciliation.  For further guidance, refer to Question #21 of the Staff release “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response 3:  In future filings beginning with our Form 10-Q for the period ended April 30, 2009 and Form 10-K for the period ending July 31, 2009, we will remove Total Reported EBITDA from the summary section of the results of operations in MD&A.

Lodging Segment

Comment 4: It appears that your lodging segment generates revenue from owned hotels and resorts, managed hotels and condominiums, properties operated under concessionaire contracts, golf operations, resort ground transportation services (as of November 1, 2008), dining services offered by GTLC, as well as other recreational activities (e.g., cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, guided park tours, etc.) offered by GTLC.  Furthermore, given that your lodging segment generated higher revenues during the non-peak seasons of fiscal year 2008 and 2007 (i.e., the quarterly periods ended October 31 and July 31) than during the peak seasons, it appears that the revenue generated from some of the ancillary services that the lodging segment offers may be material to the total revenue generated by the segment.  Given the aforementioned observations, we believe that you should expand your MD&A disclosure to separately discuss the revenue generated by each material product or service offering of your lodging segment.  In addition, consider whether the revenue generated by each of the lodging segment’s material product and service offerings should be separately disclosed in the footnotes to your financial statements pursuant to paragraph 37 of SFAS No. 131.  Please provide a sample of your proposed disclosure as part or your response.

Response 4:  Approximately 50% of revenue generated from our Lodging segment comes from room revenues which represents approximately 7% of total Company revenue for the year ended July 31, 2008.  Revenue generated from any single ancillary service offered by the Lodging segment is not material (and is generally driven by room revenue) to the total revenue generated by the Company, as the largest lodging ancillary service generated is less than 20% of total lodging revenue and only approximately 3% of total Company revenue for the year ended July 31, 2008.  Lodging segment’s performance is analyzed and evaluated by EBITDA contribution and based upon ADR, occupancy rate and RevPAR metrics, not revenue by service type.  As discussed in the Business section and in the overview of MD&A of our Form 10-K, our lodging business is highly seasonal in nature, with peak seasons primarily in the winter months (the quarterly periods ended January 31 and April 30) with the exception of GTLC, whose peak season is in the summer months (the quarterly periods ended October 31 and July 31).  GTLC represented approximately 38% of total lodging revenue for the three months ended October 31, 2008 and July 31, 2008 and of which room revenue represented approximately 40% of total GTLC revenue.  As such, even though GTLC provides many recreational activities, its primary source of revenue comes from rooms.  Additionally, even though our lodging properties in close proximity to our ski resorts generate higher revenue (primarily from rooms) in the quarters ended January 31 and April 30, they remain open for the quarters ended October 31 and July 31, and generate room revenue, albeit at lower levels, from group and conference business and transient summer business.  Consequently, the higher revenue generated during the quarterly periods ended October 31 and July 31 is primarily the result of the combined operations of GTLC, and from the non-peak operations of lodging properties in close proximity to our ski resorts and to a lesser extent golf operations and other ancillary summer operations.  Thus, we do not believe it is necessary or beneficial to disclose the amount of revenue from the various products and service offerings of the Lodging segment in MD&A or in our footnotes to the financial statements, but should any of our ancillary services provided by our Lodging segment become material (in excess of 10% of total Company revenues for that reporting period) in the future we will appropriately disclose and discuss them separately within MD&A.

Comment 5: We note that your Lodging segment has produced lower “Reported EBITDA” during the quarterly periods aligned with your company’s non-peak season (i.e., the quarterly periods ended October 31 and July 31), despite generating higher revenue during such periods.  In this regard, consider whether a portion of your MD&A discussion should be dedicated to explaining why your lodging segment incurs significantly higher operating expenses during the non-peak season.

Response 5: Our Lodging segment incurs higher operating expenses during our first and fourth fiscal quarters due to the summer operations of GTLC.  GTLC ceases all operations during the winter months (the quarters ended January 31 and April 30) and as such incurs very little operating expenses, while all of our other lodging properties operate year round.  Consequently, the increase in operating expenses during the non-peak season is a direct result of the increased lodging operations at GTLC which is in line with GTLC revenue (GTLC expenses were approximately 30% of lodging expense during the three months ended October 31, 2008 and July 31, 2008), combined with the non-peak operations of our other properties.  We believe we have adequately disclosed the seasonal nature of our lodging operations in the overview section of MD&A; however, in future filings we will expand our discussion of GTLC’s cyclical nature of generating revenue and incurring expense with regards to overall lodging operations for our quarters ending October 31 and July 31 beginning with our Form 10-K for the year ending July 31, 2009.

Comment 6: Refer to your disclosure regarding the revenue generated by your lodging segment.  We note that a significant portion of your disclosure focuses on (i) explaining the changes in revenue generated for comparable reporting periods in the context of average daily rates (“ADR”) and revenue per available room (“RevPAR”) and (ii) discussing the changes in ADR and RevPAR.  In this regard, we note that while you discuss the impact of certain business factors on ADR and/or RevPAR, you have not quantified the impact that such factors have had on the absolute amount of revenue recognized by the Lodging segment.  For example, you state that the addition of The Arrabelle Hotel contributed to the increase in the ADR realized in the fiscal year 2008, as compared to fiscal year 2007; however, you have not quantified the impact that the addition of The Arrabelle Hotel has had on the absolute amount of revenue recognized by the Lodging segment.  While we believe that you should continue to disclose and discuss relevant operating measures that are used by management to evaluate the performance of your segment, we also believe that your MD&A disclosure should be expanded to provide greater insight into the absolute impact of business factors and/or trends that have affected the amount of revenue recognized.  Please revise your MD&A disclosure accordingly.

Response 6:   In future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, we will expand our discussion of revenues to quantify the impact that business factors and metrics, to the extent possible, had on the absolute amount of revenue recognized.

Comment 7: We note from the “Business” section of your Form 10-K that your lodging segment generates revenue from both owned and managed properties – including approximately 1,500 managed condominium rooms.  As such, it would appear that fluctuations in the average daily rate (“ADR”) charged for rooms located in your company’s owned hotels may have a different impact on the absolute amount of revenue recognized than changes in the ADR charge for rooms in your company’s managed properties.  In this regard, please tell us (i) the basis upon which your company is compensated for managed rooms (e.g., a fixed management fee, percentage of revenue generated, etc.) and (ii) whether information related to managed rooms (i.e., revenues from managed rooms, number of occupied managed rooms, and number of available managed rooms) was used in your computations of ADR and RevPAR.  If applicable, your response should specifically explain why you believe that operating information related to your owned properties and managed properties should be aggregated for purposes of (a) computing ADR and RevPAR and (b) discussing the changes in revenue recognized by your lodging segment.  Alternatively, please revise future filings to discuss revenue generated from owned properties and managed properties on a separate basis.

Response 7:   We are compensated for managed condominium rooms based upon a percentage of total gross rental revenue generated which our percentage on average is approximately 45%.  Included in our computation of ADR and RevPAR, as reflected in MD&A, is both owned rooms and managed condominium rooms. Given this relatively high percentage of rental revenue from managed condominium rooms, inclusion of managed condominium rooms in the calculation of ADR and RevPAR reflects the relevant operational measures and metrics that are used to evaluate the financial performance of our Lodging segment (i.e. on an aggregated basis which includes both individually owned and managed condominium rooms).  We believe that these operating metrics represent the principal indicator of financial performance, as such, we do not use revenue, ADR or RevPAR by owned or managed condominium rooms separately in the evaluation of financial performance.  Furthermore, managed hotel properties (i.e. Vail Marriott Mountain Resort & Spa, Snake River Lodge & Spa, etc.) are excluded from the computation of ADR and RevPAR as our revenue earned from these managed hotel properties is based on only approximately 3% of the managed hotel properties gross revenue and represents less than 2% of our lodging revenues; therefore, including managed hotel properties operating metrics with our owned hotels (including managed condominium rooms) would skew the financial performance metrics and as such has been excluded.  However, we will clarify in future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, the basis for our ADR and RevPAR metrics (inclusion of both owned rooms and managed condominium rooms).

Comment 8: Per your MD&A disclosure, your lodging segment realized an ADR of approximately $230.17 during fiscal year 2008.  However, you state in the “Business” section of your Form 10-K that your company’s owned hotels realized an ADR of approximately $184.42 during fiscal year 2008.  Please explain why you have disclosed a higher fiscal year 2008 ADR in MD&A than in the “Business” section of your filing. In addition, if the ADR disclosed in MD&A incorporates operating information related to managed properties, explain why you believe that such measure is appropriate for your MD&A discussion.

Response 8:   In the Business section of our Form 10-K managed condominium rooms (as well as managed hotel properties) are excluded from ADR and RevPAR as the discussion is focused on our owned hotels and the comparison of our ADR, paid occupancy rate and RevPAR generated from our owned rooms to the overall lodging industry’s hotel properties (excluding managed condominium rooms).  The above metrics are being used in the context of comparing our owned lodging properties to the quality of those of the overall industry, and not as an overall financial performance metric.  As such, we determined it is appropriate to exclude managed condominium rooms (as well as managed hotel properties) from the calculation of ADR and RevPAR for the purposes of the discussion in the Business section for comparability to the overall industry in that context.

As previously discussed in comment 7 above, we include managed condominium rooms (but not managed hotel properties) in our ADR and RevPAR computations within the MD&A section, as these metrics are being used in the context of overall financial performance of our Lodging segment.  Also, as discussed in comment 7 above, we will clarify in future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, the basis for our ADR and RevPAR metrics (inclusion of both owned rooms and managed condominium rooms).

Real Estate Segment

Comment 9:  You state that different types of real estate projects have different revenue and expense volumes, as well as different margins.  In this regard, we note that changes in real estate inventory mix and/or sales mix can greatly impact the net revenue, operating expense, and “Reported EBITDA” recognized by your Real Estate segment.  We note further that the operating margins realized on your real estate sales have fluctuated significantly over fiscal years 2006, 2007, and 2008, as well the quarterly periods ended October 31, 2008 and January 1, 2009.  Given the aforementioned observations, we believe that you should expand your MD&A discussion to provide a detailed analysis of the factors and/or underlying trends impacting the margins realized on your real estate sales.  We would expect your analysis to discuss factors including, but not limited to:

•	the impact that changes in sales mix have had on the segment’s realized operating margins,

•	trends in the prices at which your real estate has been sold, as well as the impact of such trends on the segment’s realized operating margin,

•	contingent gains realized in the current period, which relate to development parcel sales that closed in prior periods, and their impact on the segment’s realized operating margins,

•	changes in your estimates of the relative sales values of the components of a project, and the impact of such changes on the segment’s realized operating margins, and

•	changes in your estimates of the remaining costs to be incurred for projects utilizing the relative sales value method, and the impact of such changes on the segment’s realized operating margins.

In addition, consider disclosing how the operating margins anticipated for contracted, but unrecognized sales are expected to compare to the operating margins realized in your historical reporting periods.  Please revise your MD&A disclosure accordingly, or advise.  In addition, please provide an example of your proposed disclosure as part of your response.

Response 9:  In future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, we will disclose the average selling price per unit and the average price per square foot for each of the real estate development projects that closed during the period in addition to the already disclosed total revenue recognized by project.  In addition, the amount of contingent gains received will be disclosed, if applicable.  We will also disclose in future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, the impact to our operating margins from changes in our estimates of the relative sales value of the components of a project and/or changes in our estimates of remaining project costs, if material.  For the periods ended July 31, 2008, 2007 and 2006 the impact to operating margins resulting from changes in our estimates of the relative sales value of the components of real estate development projects and/or changes in estimates of remaining project costs which resulted in an increase (decrease) in real estate cost of sales were $0.1 million, $(0.6) million and $(0.2) million, respectively, which are immaterial to the periods presented.  Following is our proposed disclosure using the three months ended January 31, 2009 (which changes are noted in bold) as an example:

“Real Estate segment net revenue for the three months ended January 31, 2009 was driven primarily by the closings on six Chalets units ($76.9 million of revenue with an average selling price per unit of $12.8 million and an average price per square foot of $2,689), three residences at Crystal Peak Lodge ($3.7 million of revenue with an average selling price per unit of $1.2 million and an average price per square foot of $1,025), and one condominium unit at The Arrabelle ($7.7 million of revenue with an average price per square foot of $1,533).  Operating expense for the three months ended January 31, 2009 included cost of sales (including sales commissions) of $52.1 million, which increased commensurate with higher revenue recognized, as well as general and administrative expenses of $7.4 million.  General and administrative costs are primarily comprised of marketing expenses for the real estate projects under development (including those that have not yet closed), overhead costs such as labor and benefits and allocated corporate costs.  In addition, included in segment operating expense in the three months ended January 31, 2009, the Company recorded $3.0 million of costs in excess of anticipated sales proceeds for an affordable housing commitment resulting from the cancellation of a contract by a third party developer related to its Jackson Hole Golf & Tennis Club (“JHG&TC”) development.”

There are many uncertainties inherent in real estate development, including potential changes to sales prices for units under contract, the buyers’ willingness or ability to close and potential changes to estimated construction costs and/or changes in the relative sales value of the components of a project prior to closing of units, all of which can impact forecasted operating margins for our Real Estate segment.  As such, we believe that disclosing projected operating margins on projects before they close could be misleading to the reader.

Liquidity and Capital Resources

Significant Sources of Cash

Comment 10: We note the significant increase in the net cash provided by your company’s operations.  As such, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to the material variances in the net cash provided by your company’s operating activities.  For example, with regard to the cash generated by your real estate segment, please discuss items such as, (i) cash received from real estate closings, real estate deposits, private club initiation fees and deposits, and other significant sources, (ii) cash used for real estate capital expenditures, investment, and construction activities, and (iii) factors or trends resulting in the changes in the amounts of cash received and/or cash used.  In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations.  For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response 10:  In future filings, beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009, we will quantify in more detail the factors that drive the change in cash flows from operating activities.  For example, we will quantify the impact to cash flows generated by operating activities by discussing the change in real estate activity in terms of proceeds from the sale of real estate, deposits received on units not yet closed and cash outflows for investments in real estate. Additionally, we will quantify in more detail the key factors driving the variances in net cash flows generated by Mountain and Lodging segment activity.

Item 8. Financial Statements and Supplemental Data

Consolidated Statements of Operations

Comment 11: We note that you do not allocate depreciation expense to segment operating expense.  As such, we believe that you should emphasize the fact that segment operating expense is not burdened by depreciation expense by revising the description of the applicable line item in your statement of operations to “Segment operating expense (exclusive of depreciation shown separately below).”  Please revise future filings accordingly, or advise. Refer to SAB Topic 11.B for further guidance.

Response 11:  In future filings, we will revise the description of the applicable line item in our Consolidated Statement of Operations to read “Segment operating expense (exclusive of depreciation and amortization shown separately below)” beginning with our Form 10-Q for the period ended April 30, 2009 and our Form 10-K for the period ending July 31, 2009.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Inventories

Comment 12: We note that a significant portion of your Mountain segment’s revenue is generated from retail/rental operations.  In this regard, please expand your disclosure to state how and when inventory costs related to the equipment rented to your customers is recognized.  Furthermore, please clarify whether such costs are included in the operating expenses disclosed for the Mountain segment.

Response 12: Equipment rented to our customers is included in the machinery and equipment component of property, plant and equipment (rental equipment is approximately $11 million or less than 1% of our gross property, plant and equipment balance).  We classify our rental equipment in property, plant and equipment since it has the primary characteristics of fixed assets such as (i) these assets are held primarily for use, not for sale and (ii) these assets have relatively long lives.  We depreciate our rental equipment on a straight-line basis over three years (its estimated useful life) and record this depreciation within “Depreciation and amortization” in our Consolidated Statement of Operations (depreciation expense on rental equipment is approximately $3.3 million or 4% of total Company depreciation expense).  At the end of its estimated useful life our rental equipment is disposed of and proceeds, if any, and disposal costs are recognized in “Loss on disposal of fixed assets, net” in our Consolidated Statement of Operations.  Therefore, given the immateriality of these balances and amounts, we believe further disclosure is not necessary.

Revenue Recognition

Comment 13: You state that revenue from private club initiation fees is recognized over the estimated life of the club facilities.  Given the significance of the related deferred revenue balances at July 31, 2008 and January 31, 2009, as well as the recent introduction of The Arrabelle Club, please tell us and expand your disclosure in both this footnote and MD&A to state the specific period(s) (e.g., fiscal year(s) and/or amortization period(s)) over which you expect to recognize the private club initiation fees.  Your expanded disclosure should also state the manner in which such revenue is being recognized (e.g., straight-line amortization, a measure of club usage, etc.).  Furthermore, please tell us the difference between the “Private club deferred initiation fee revenue” and the “Private club initiation deposits” disclosed in Note 5 to your financial statements.

Response 13:  A club member uses the club services at his/her own discretion and there are no specific patterns as to club membership usage over a membership period.  As such, we use the depreciable life of the primary asset of the private clubs, or the clubhouse building, which is 30 years, as the period over which initiation fee revenue will be recognized on a straight-line basis upon inception of the club (for our clubs that are only open during either the winter or summer season, revenue is recognized within the fiscal year only during the period that the club is in operation).  We also periodically review, or when changes in circumstances dictate, the expected lives of each of our private membership clubs, and prospectively adjust the amortization periods over which revenue is recognized, if necessary, based on the conclusions of such reviews.  As of April 30, 2009, the weighted average remaining period over which our private club initiation fees will be recognized is approximately 23 years.  In future filings, beginning with our Form 10-K for the period ending July 31, 2009, we will expand the disclosure in Revenue Recognition under our Summary of Significant Accounting Policies footnote to include that we recognize private club initiation fee revenue on a straight-line basis over the estimated life of the club facilities and the weighted average remaining period over which our initiation fees will be recognized.  However, we believe this expanded disclosure of initiation fee revenue in MD&A is not necessary as the amount (and changes between periods) of initiation fee revenue is approximately 1% or less of total Company revenue for any reporting period including the three and nine months ended April 30, 2009 (which includes the Vail Mountain Club and Arrabelle Club).

The vast majority of “Private club initiation deposits” relates to the partial deposit received for the Vail Mountain Club prior to the opening of the private club in November 2008.  Private club deferred initiation fee revenue represents the unrecognized portion of initiation fee proceeds for our private clubs in operation.  In future filings, to the extent that private club initiation deposits are material to our financial position we will disclose the amount and nature of such deposits.

Comment 14: Per your revenue recognition policy, it appears that revenue is generally recognized using the full accrual method.  However, you also state that if your company has an obligation to complete improvements or to construct amenities/facilities, revenue is recognized using the percentage of completion method.  Additionally, you disclose that revenue is recognized based upon the “deposit” method, if payments have been received from buyers, but a sale has not been completed.  Based upon the aforementioned observations, please tell us how your policy for recognizing the sale of individual condominium units complies with the guidance provided in paragraph 37 of SFAS No. 66.

Response 14:  Recognition of revenue from all condominium unit sales are recorded using the full accrual method and occurs only upon the following:

1)	substantial completion of the entire development project,
2)	receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies representing that all code and life safety requirements have been met,
3)	closing of the sales transaction including receipt of 100% of sales proceeds (including any deposits previously received), and
4)	transfer of ownership.

Additionally, since 100% of sales proceeds have been received (which are not refundable) and the fact that the project is substantially complete, sales proceeds and cost of sales can be reasonably estimated at the time of closing of the sales transaction.  Thus, we do not believe we meet the criteria to recognize profit under the percentage-of-completion method as discussed in paragraph 37 of SFAS No. 66 (primarily paragraph 37.e.).

As a point of clarification, the “percentage-of-completion” method of revenue recognition is used, in some limited cases, for sales of land parcels including improvements where we have a commitment to complete certain improvements or amenities (i.e. access roads, utilities, and site improvements) at the time of consummation of the sales transaction. Additionally, the “deposit” method is in reference to our standard practice of requiring an earnest money deposit (usually 15% of sales price) from buyers upon entering sales contracts for the sale of real estate, but prior to completion of the development project and consummation of the sales transaction.

Comment 15: Based upon your discussion of the Real Estate segment in the “Business” section of your Form 10-K, it appears that the sale of improved and entitled land to third-party developers typically results in your company retaining certain rights, such as the option to purchase any retail/commercial space created in a development at cost.  In this regard, please tell us what consideration was given to paragraph 26 of SFAS No. 66 in determining your revenue recognition policy for such sales.

Response 15:  With regards to paragraph 26 of SFAS 66, we did consider whether an option to repurchase sold land parcels would prohibit profit recognition using the full accrual method.  In these types of transactions, of which the last to have occurred was in fiscal year 2006, we (the seller) do not have an obligation or option to repurchase the improved/entitled land we have sold nor does the buyer/developer have an option to cause us to repurchase the improved/entitled land, thus we have no continuing involvement in the improved/entitled land being sold. Typically, we (the seller) can in no way repurchase the improved/entitled land upon sale except in the case when the buyer/developer does not commence construction on the improved/entitled land being sold within a specified time period (i.e. “antispeculation clause”). The option, not obligation, which we have to acquire any commercial space (which represents a small portion of the entire development project) upon completion, does not extend to the improved/entitled land being sold.  Additionally, all funding of development costs is the responsibility of the buyer/developer, thus there is no continuing involvement in the development phase by us from a financial perspective.

Real Estate Cost of Sales

Comment 16:  Per your revenue recognition policy, you use the “percentage-of-completion” method to recognize revenue if your company has a contractual obligation to complete improvements to land parcels or to construct amenities or other facilities pursuant to a consummated sale transaction.  However, per your policy regarding “real estate cost of sales,” costs of real estate transactions may include accrued commitment liabilities for costs to be incurred subsequent to the sales transaction.  In this regard, it appears that you may recognize revenue attributable to certain sales transactions, prior to fulfilling your commitments under the sales agreements.  As such, please tell us (i) whether there are circumstances for which you recognize revenue, although all commitments required by the related sales agreement have not been performed, (ii) if applicable, why you believe that the revenue recognized under such circumstances has been earned (i.e., the earnings process is complete), (iii) the nature of any commitment liabilities that are accrued prior to incurring the related expense, (iii) why you believe it is appropriate to accrue liabilities related to commitments prior to incurring the related expense, and (iv) when you recognize the revenue and profit attributable to the accrued commitment liabilities.  As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Response 16: The vast majority of our real estate revenue is recognized only upon meeting the following criteria:
1) a binding contract exists,
2) receipt of all, or substantially all, sales proceeds,
3) the profit on the sales transaction can be reasonably estimated,
4) the earnings process is virtually complete, and
5) the usual risks and rewards of ownership have been transferred without substantial continuing involvement on our part.

This revenue recognition treatment is in accordance with paragraphs 3, 5 and 6 of SFAS 66. Additionally, we do not recognize revenue until all material commitments to the buyer have been satisfied; however, we do record liabilities in certain circumstances to complete development projects in order that cost of sales accurately reflect the pro rata total cost of the development in the instances when only a portion of condominium units of a project have closed during an accounting period.  Since we do not recognize revenue until substantial completion of a development project (please refer to responses to comments 9 and 14), the liabilities that have been accrued are relatively immaterial and primary consist of accruals for self-insured workers compensation claims, completion of landscaping, and estimates to complete repairs and other minor items.

The only exception to the above revenue recognition policy is in the few instances where we have not met the criterion of the earnings process being virtually complete which may occur for land sales in which we have not completed all the improvements required by the buyer. In these instances, we use the percentage-of-completion method of revenue recognition in accordance with paragraph 73 of SFAS No. 66. As disclosed in footnote 2 Summary of Significant Accounting Policies, revenue recorded under the percentage-of-completion method was approximately $1.4 million, $7.1 million and $6.4 million for the years ended July 31, 2008, 2007, and 2006, respectively.

5. Supplementary Balance Sheet Information

Comment 17: Please tell us and disclose the amount of goodwill that has been allocated to each of your reportable segments.  In this regard, any future changes in the carrying amount of goodwill should also be disclosed for each segment.  Furthermore, explain to us the basis upon which goodwill was initially assigned to your segments.  Refer to paragraphs 34, 35 and 45(c) of SFAS No. 142 for guidance.

Response 17:  The amount of goodwill assigned was $107.7 million and $34.6 million to the Mountain and Lodging segments, respectively, as of July 31, 2008.  In future filings, beginning with our Form 10-K for the period ending July 31, 2009, we will disclose the carrying amount (and changes) of goodwill by each reportable segment.

For purposes of our annual impairment testing under SFAS 142 we directly assign goodwill to each of our reporting units based upon which reporting segment an acquired entity is integrated into.  However, upon the adoption of SFAS 142 we assigned goodwill from acquisitions consummated prior to the adoption of SFAS 142 to our reporting units based upon the benefits to each reporting unit from those acquisitions determined based upon the reporting structure at the time of adoption.

14. Segment Information

Comment 18: Please revise your future filings to disclose total assets by reportable segment – including a reconciliation of your reportable segments’ assets to consolidated assets per your balance sheet, if different.  Alternatively, explain in detail why you believe that such disclosure is not necessary.  Refer to paragraph 27 of SFAS No. 131 for further guidance.

Response 18:   We do not believe it is necessary to disclose total assets by reportable segment in accordance with paragraph 29 of SFAS No. 131 which states “only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.”  Our chief operating decision maker, which we have determined to be our CEO, does not review or is provided with asset balances by reportable segment (except as disclosed in footnote 14 related to Real estate held for sale and investment) and as such, decisions by the CEO are made based upon consolidated asset balances. As a result we have not disclosed asset balances at the reportable segment level.

Exhibits

Comment 19: Please file all updated employment agreements with named executive officers or advise.  Refer to Item 601(b)(10) of Regulation S-K.

Response 19: All updated employment agreements were filed as exhibits to our Form 10-Q for the three months ended October 31, 2008, filed on December 9, 2008, as all such agreements were signed on October 15, 2008.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

Comment 20: We note that you have not disclosed all of the 2008 VRDC performance goals which include, among other, sales and profitability targets.  Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide us with a detailed explanation for such conclusion.  Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.

Response 20: For the fiscal year ended July 31, 2008 (“fiscal 2008”), the VRDC performance goals were comprised of 10 general categories of confidential commercial and financial targets, including goals relating to a number of our ongoing development projects such as the Ritz-Carlton Residences, The Arrabelle at Vail Square, Ever Vail, Vail Front Door, Crystal Peak Lodge in Breckenridge, and Jackson Hole; our two new clubs (Vail Mountain Club and The Arrabelle Club); certain finance and accounting goals; and certain planning projects.  As reported in the 2008 Proxy, one component of the 2008 VRDC performance goals was a Real Estate Reported EBITDA target of $57.1 million.  We disclosed such Real Estate Reported EBITDA target specifically because we did not believe such disclosure would cause us competitive harm and that as a target metric, it would be easily understood by shareholders both in relation to our performance and to measures reported by other public companies.  In determining not to disclose the other components of the 2008 VRDC performance goals (such non-disclosed goals being the “Confidential Goals”), we determined that such disclosure would cause substantial competitive harm to us, as determined pursuant to the criteria set forth in Instruction 4 to Item 402(b) of Regulation S-K (the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4) and Rule 80(b)(4) (17 C.F.R. 200.80(b)(4)) thereunder). We will supplementally provide the Staff a copy of such 2008 VRDC performance goals to help provide some context and understanding of our position as set forth in this response.

While we do provide Reported EBITDA as a measure to assess our financial operating performance in filings with the Commission and therefore determined on that basis and on the determination that such disclosure would not cause us competitive harm to disclose such Real Estate Reported EBITDA target in the 2008 Proxy, we neither publicly disclose the Confidential Goals nor our relative achievement of those Confidential Goals, due to the risk of competitive harm if such Confidential Goals were to be disclosed.  The VRDC performance goals are derived from internal analyses of our expectations of the overall resort and real estate industry environments, our competitive position, expectations about the current and future economic and business climate, the status and challenges with respect to our specific real estate projects, and projections of our performance with respect to our real estate projects.  As a result, such VRDC performance goals reflect our Real Estate segment business strategy for the coming fiscal year as well as future fiscal years.  We consider VRDC performance goals for internal planning purposes and for company performance purposes, and the factors that go into the calculation of such VRDC performance goals, to be our confidential, proprietary and competitive information.  Further, our performance relative to such VRDC performance goals is also proprietary, because our performance relative to such confidential goals could convey our competitiveness in the market and within the industry, our future pipeline of development projects, as well as our construction, procurement, sales, regulatory and other planning and operational strategies.

Specifically, certain of the Confidential Goals include goals for a specified number of units sold or under contract at different projects within certain timeframes, regulatory goals such as permitting approval goals for construction projects, targeted construction completion percentage and dates thereof for certain projects, delivery dates for completion of certain phases of construction, projected development costs and profit margin goals for certain projects, membership sales phases and goals, gross sales revenue goals on a project-by-project basis, litigation settlement goals and timeline targets for certain real estate projects, and budgeted cost targets, as more fully outlined in the Confidential Goals submitted supplementally.  The disclosure of such information would not only provide other resort operators, real estate developers, construction companies, contractors, regulatory authorities and even opponents in litigation with critical information with respect to their own pricing, planning and operational strategies, but would also give our competitors a competitively unwarranted view of our performance in relation to specific projects and specifically negotiated arrangements.   This competitive harm is magnified given that we develop specific high-end real estate projects in small real estate markets with relatively limited supply and other developers of such projects.  None of those developers are public or disclose similar information.  The disclosure of our Confidential Goals and the related performance thereof would allow such developers to anticipate our future actions based on our planning progress, sales and achievements of goals to date and develop their own competitive projects using such sensitive information to our disadvantage.  For instance, such developers could reduce sale prices on their projects, accelerate or decelerate their development schedule, attempt to hire contractors earlier than normal to further squeeze the supply for our upcoming projects, etc.

Not only does the level of detail provided in these very project-specific Confidential Goals contain a level of detail about our Real Estate segment business strategies that would put us at a competitive disadvantage as discussed above, but the level of detail about each specific project that would be required to be disclosed in the Compensation Discussion and Analysis (“CD&A”) in order to add to (as opposed to confuse) an investor’s fair understanding of our named executive officers’ compensation would be unduly burdensome and make our CD&A more complex and detailed with project-specific proprietary and confidential factual descriptions.  We believe the current description of the other VRDC goals, without the extensive detailed data related to various specific projects, provides the appropriate level of detail material to an investor’s understanding of the executives’ bonus compensation arrangements.  The extra factual disclosure required in order to provide enough background about each specific real estate project to make such disclosure understandable and possibly meaningful to investors would detract, rather than add, to the clarity and analysis regarding the Compensation Committee’s rationale for certain compensation decisions required by the CD&A.  In addition, such information would have little value to investors because detailed information of this kind is not customarily disclosed by others in the industry and projects are too specific and unique to be comparable, preventing investors from making any meaningful comparisons between us and our peers with regard to these specific targets triggering bonus compensation.  In future filings, we will include more descriptive disclosures of the level of difficulty, or ease, associated with achieving the undisclosed performance targets, in response to the Staff’s comment, beginning with our Definitive Proxy Statement on Schedule 14A for the period ending July 31, 2009.

Comment 21: In the second full paragraph of page 28, you state “if the Company achieves the Reported EBITDA target, the Management Incentive Plan is funded at 100% of the target funding level.”  However, we note that the MIP uses several EBITDA targets, including targets for the mountain and lodging segments and for the resort.  In future filings please clarify how you determine the funding level for the MIP if some EBITDA targets are met and others are not.  We encourage you to consider providing illustrative examples if you believe they will be helpful to investors understanding.

Response 21:  The statement referenced accurately refers to how funding is determined based on the level of attainment of each Reported EBITDA target applicable to an executive.  However, in future filings we will further clarify how funding levels are determined for the MIP if some EBITDA targets are met and others are not beginning with our Definitive Proxy Statement of Schedule 14A for the period ending July 31, 2009.  Additionally, the Management Incentive Plan filed as Exhibit 10.7 to our Form 10-Q for the three months ended October 31, 2008 filed on December 9, 2008 contains an illustrative example of funding as follows:

Example:

For Mountain executives, the Plan is 80% funded based on Resort EBITDA and 20% funded based on the attainment of the VRDC Goals.

Grade 34 Mountain Executive earning $200,000 annually;
Target Bonus % = 50%

Assume Resort EBITDA at 100% of target and VRDC achieves their target goals

Resort EBITDA Funding	=	$200,000	x	50%	x	80%	=	$80,000
VRDC Goals Funding	=	$200,000	x	50%	x	20%	=	$20,000
Total Funding								$100,000

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.
Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

cc.           Mr. Roy Turner
PricewaterhouseCoopers LLP

Mr. Eric Jacobsen
PricewaterhouseCoopers LLP

The Audit Committee of the Board of Directors
Vail Resorts, Inc.